CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 6 to the Registration Statement of City National Rochdale Strategic Credit Fund on Form N-2 (File No. 333-224912) to be filed on or about September 27, 2024 of our report dated July 30, 2024 on our audit of the financial statements and financial highlights as of May 31, 2024 and for each of the years in the five year period ended May 31, 2024 which report was included in the amended Annual Report on Form N-CSR/A filed August 19, 2024. We also consent to the references to us under the headings “Financial Highlights”, “Independent Registered Public Accounting Firm”, and “Financial Statements” in such Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

September 27, 2024